UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 65607/October 24, 2011

ADMINISTRATIVE PROCEEDING
File No. 3-14476

In the Matter of	:
	:
INTERNATIONAL BUTEC INDUSTRIES CORP.	:
(N/K/A WEBSMART.COM COMMUNICATIONS, INC.),	: ORDER MAKING
INTERNATIONAL COLIN ENERGY CORP.	: FINDINGS AND
(N/K/A MORGAN HYDROCARBONS, INC.),	: REVOKING
INTERNATIONAL EN-R-TECH, INC.	: REGISTRATIONS
(N/K/A NATIONAL TELCOM SOLUTIONS, INC.),	: BY DEFAULT
INTERNATIONAL MENU SOLUTIONS CORP.	: AS TO TWO
(N/K/A DUNWYNN EXPLORATION, INC.),	: RESPONDENTS
INTERNATIONAL NESMONT INDUSTRIAL CORP.,	:
INTERNATIONAL PETROLEUM CORP., and	:
INTERNET CABLE CORP.	:

      The Securities and Exchange Commission (Commission) issued its Order Instituting Proceedings (OIP) on July 20, 2011, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The Office of the Secretary and Division of Enforcement have provided evidence that Respondents International Colin Energy Corp. (n/k/a Morgan Hydrocarbons, Inc.) and International Menu Solutions Corp. (n/k/a Dunwynn Exploration, Inc.) (collectively Respondents),[1] were served with the OIP, in accordance with 17 C.F.R. § 201.141(a)(2)(ii), (iv), by August 30, 2011. Respondents' Answers were due September 12, 2011. See OIP at 4; 17 C.F.R. §§ 201.160(b), .220(b). On October 3, 2011, Respondents were ordered to show cause – by October 17, 2011 – why the registration of their securities should not be revoked by default. See 17 C.F.R. §§ 201.155(a)(2), .220(f). As of today, Respondents have not filed Answers with the Office of the Secretary nor have they shown cause why they should not be defaulted. Accordingly, as authorized by Commission Rule of Practice 155(a), I find the following allegations to be true.

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[1] The proceeding has ended as to all other Respondents. See International Butec Industries Corp. (n/k/a Websmart.com Communications, Inc.), Exchange Act Release Nos. 65212 (Aug. 29, 2011) and 65219 (Aug. 30, 2011).

International Colin Energy Corp. (n/k/a Morgan Hydrocarbons, Inc.) (CIK No. 871981) is an Alberta corporation located in Calgary, Alberta, Canada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended March 31, 1996, which reported a net loss of over $236,000 (Canadian) for the prior three months.

International Menu Solutions Corp. (n/k/a Dunwynn Exploration, Inc.) (CIK No. 1067766) is a revoked Nevada corporation located in Concord, Ontario, Canada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2000, which reported a net loss of over $6.7 million for the prior nine months.

In addition to repeated failures to file timely periodic reports, Respondents have failed to heed delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations or, through a failure to maintain a valid address on file with the Commission as required by rule, did not receive such letters.

Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 require issuers of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers registered under Section 12 to file annual reports, and Rule 13a-13 requires domestic issuers to file quarterly reports. 17 C.F.R. §§ 240.13a-1, -13.

As a result of the foregoing, Respondents failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13. Considering these delinquencies, it is necessary and appropriate for the protection of investors to revoke the registration of each class of registered securities of Respondents.

ORDER

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of International Colin Energy Corp. (n/k/a Morgan Hydrocarbons, Inc.) and International Menu Solutions Corp. (n/k/a Dunwynn Exploration, Inc.), is hereby REVOKED.

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Cameron Elliot
Administrative Law Judge